

Mail Stop 3720

October 22, 2008

Alexander Rodnyansky
Chief Executive Officer
CTC Media, Inc.
Pravda Street, 15a
125124 Moscow, Russia

   Re: CTC Media, Inc.
     Form 10-K for the Year ended December 31, 2007
     Filed February 29, 2008
     File No. 000-52003

     Supplemental Correspondence dated September 30, 2008

Dear Mr. Rodnyansky:

   We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 21
Compensation Components, page 22

1. We note your response to comment two from our letter dated August 14, 2008 that you believe the disclosure of specified performance targets is not required based on standards of materiality because compensation paid in respect to the achievement of individual and

company performance targets was not material relative to total compensation paid to the company's named executive officers. A determination of materiality in the context of executive compensation however should also take into account whether an item is material to the company's executive compensation policies and decisions (i.e., whether the company used performance targets in setting compensation). For guidance, please refer to Question 118.04 of the Division of Corporation Finance's compliance and disclosure interpretations regarding Regulation S-K. In future filings, please disclose the performance targets set for the achievement of bonus payments.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Zitko at (202) 551-3399, Paul Fischer, who supervised the review of your filing, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Trisha Johnson (by facsimile)
        (44) 207 645 2424